April 21, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 149 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 150 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (b) of Rule 485.

I am counsel to the above-referenced Registrant, which proposes to file, pursuant to paragraph (b) of Rule 485 under the 1933 Act, the above-referenced Post-Effective Amendment to its registration statement.

I have reviewed the amendment, and I represent that it does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.